File No. 70-______

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                ________________________________________________
                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                ________________________________________________
            Emera Incorporated                 Bangor Hydro-Electric Company
               P.O. Box 910                           33 State Street
           Halifax, Nova Scotia                     Bangor, Maine 04401
                  Canada
                  B3J2W5

          Emera US Holdings Inc.                And the direct and indirect
             BHE Holdings Inc.                subsidiary companies of Emera
            1209 Orange Street                    Incorporated listed on
     New Castle, Wilmington, DE 19801                Exhibit A hereto.

                ________________________________________________
                               Emera Incorporated

                (Name of top registered holding company parent of
                          each applicant or declarant)
                ________________________________________________

                                Richard J. Smith
                     Corporate Secretary and General Counsel
                                   Emera Inc.
                                  P.O. Box 910
                              Halifax, Nova Scotia
                                     Canada
                                     B3J2W5

                 _______________________________________________
                     (Name and address of agent for service)

     The Commission is requested to send copies of all notices, orders and communications in connection with this application to:

                                 Markian Melnyk
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                             1875 Connecticut Avenue
                           Washington, D.C. 20009-5728

                                ph (202) 986-8000
                               fax (202) 986-8102

                                TABLE OF CONTENTS

Item 1.           Description Of Proposed Transactions.......................1
   A.    Introduction........................................................1
   B.    Description of the Companies........................................1
   C.    The Proposed Transactions...........................................3
          1.      Summary of Financing Authorization Requested...............4
          2.      Parameters for Financing Authorization.....................5
          3.      Existing Capital Structure of Emera and BHE................8
          4.      Description of Proposed Financing Program..................9
         a.       Emera's External Financing.................................9
         b.       Common Stock..............................................10
         c.       Preferred Stock...........................................12
         d.       Long-Term Debt............................................12
         e.       Short-Term Debt...........................................13
         f.       Hedges and Interest Rate Risk Management..................14
         g.       Guarantees................................................16
         h.       Subsidiary Financing......................................18
         i.       Changes in Capital Stock of Wholly-Owned Subsidiaries.....21
         j.       Payment of Dividends Out of Capital or Unearned Surplus...22
         k.       Financing Entities........................................23
   D.    Intermediate Subsidiaries and Nonutility Reorganizations...........25
   E.    Canadian Energy Related Subsidiaries...............................29
   F.    EWG and FUCO Investments...........................................30
   G.    Reporting..........................................................37

Item 2.           Fees, Commissions And Expenses........................... 40

Item 3.           Applicable Statutory Provisions...........................40
   A.    Applicable Provisions..............................................40
   B.    Legal Analysis.....................................................40

Item 4.           Regulatory Approvals......................................41

Item 5.           Procedure.................................................41

Item 6.           Exhibits And Financial Statements.........................41

Item 7.           Information As To Environmental Effects...................42

 Item 1.  Description Of Proposed Transactions

          A. Introduction.

          Emera Incorporated ("Emera"), a registered public utility holding company under the Public Utility Holding Company Act of 1935 (the "Act") requests authorization for the financing program for Emera and its subsidiaries (the "Emera Group") for the period beginning with the effective date of an order issued pursuant to this filing and continuing through June 30, 2007 ("Authorization Period").

          B. Description of the Companies

          Emera was formed under the laws of the Province of Nova Scotia, Canada in 1998. Emera became a registered holding company on October 11, 2001, after the acquisition of the outstanding common stock of Bangor Hydro-Electric Company ("BHE"), a Maine electric public utility company. The acquisition of BHE was authorized by Commission order dated October 1, 2001, Holding Co. Act Release No. 27445 ("Acquisition Order"). In connection with the acquisition, Emera organized two companies, Emera US Holdings Inc. ("Emera USH") and BHE Holdings Inc. ("BHEH") to hold Emera's interest in BHE. Emera USH is a wholly-owned direct subsidiary of Emera and BHEH is a wholly-owned direct subsidiary of Emera USH. Emera USH and BHEH are registered holding companies under the Act.

          Emera's common stock is listed and traded on the Toronto Stock Exchange ("TSE"). The securities commissions of each of the provinces of Canada regulate securities issuances by Emera and the company also is subject to the rules and regulations of the TSE. Emera's public disclosure documents such as annual reports and proxy statements are available on SEDAR, an electronic document management system like EDGAR, that is administered by the Canadian Securities Administrators, an association of the provincial securities commissions.

          Emera is the parent of Nova Scotia Power Inc. ("NSPI"), a Canadian electric utility company that owns and operates a vertically integrated electric utility system in Nova Scotia. NSPI, which is classified as a foreign utility company or "FUCO" under the Act, serves 440,000 customers in Nova Scotia with 2,183 MW of generating capacity, approximately 5,200 km of transmission lines, 24,000 km of distribution lines, associated substations and other facilities. Emera also owns several other nonutility subsidiaries that are applicants herein and are described in more detail in Exhibit A.

          For the twelve months ending December 31, 2003, Emera had revenues of approximately CDN $1,231.3 million and income of CDN $129.2 million (US $878.9 and US $92.2, respectively). As of December 31, 2003, Emera had assets of approximately CDN $3,840.9 million (US $2,971.9).\1

          BHE is a public utility and holding company exempt under Section 3(a)(1) of the Act pursuant to the Acquisition Order. BHE provides the transmission and distribution system for the delivery of electricity to approximately 123,000 Maine customers. The Maine Public Utilities Commission ("MPUC") regulates BHE with respect to rates, maintenance of accounting records and various other service and safety matters. BHE holds a 14.2% equity interest in Maine Electric Power Company ("MEPCO"), a Maine utility that owns and operates electric transmission facilities from Wiscasset, Maine to the Maine-New Brunswick border. MEPCO is also owned by the unaffiliated entities, Central Maine Power Company (78.3%) and Maine Public Service Company (7.5%). In addition, BHE owns a 50% general partnership interest in Chester SVC Partnership ("Chester SVC"), through BHE's wholly-owned subsidiary Bangor Var Co., Inc. ("Bangor Var"). Chester SVC is a single-purpose financing entity formed to own a static var compensator, which is electrical equipment that supports the New England Power Pool (NEPOOL)/Hydro Quebec Phase II transmission line. BHE also owns several non-utility subsidiary companies, most of which are inactive, that are described in more detail in Exhibit A.


_________________
/1 For convenience, 2003 revenue and income figures are translated from Canadian to US dollars at CDN $1 = US $0.714. Asset figures as of December 31, 2003 are translated at CDN $1 = US $0.774.

          For the twelve months ending December 31, 2003, BHE had approximately $143.1 million of utility operating revenues and income of $14.4. As of December 31, 2003, BHE had utility assets of approximately $563.9 million.

          C. The Proposed Transactions

          Emera, BHE, Emera USH, BHEH and the subsidiaries identified on Exhibit A (collectively, the "Applicants") request authorization to engage in the financing transactions set forth herein during the period from the effective date of the order granted pursuant to this Application through the Authorization Period. The financing authorization granted by the Acquisition Order expires on June 30, 2004.

          Proceeds from the sale of securities in financing transactions will be used for general corporate purposes, including financing the capital expenditures and working capital requirements of the Emera Group, the acquisition, retirement or redemption of securities previously issued by Emera Group companies, and for authorized investments in companies organized in accordance with Rule 58 under the Act, Canadian Energy Related Subsidiaries (defined infra), exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), exempt telecommunications companies ("ETCs") and for other lawful purposes.

          Applicants represent that no financing proceeds will be used to acquire the securities of any company unless such acquisition has been approved by Commission order, or it is in accordance with an available exemption under the Act or the rules under the Act, including Sections 32, 33 and 34 and Rule
58. Financing and guarantees used to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule.

          The authorizations sought by this Application should give the Applicants flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions, permitting them to carry on business activities designed to provide benefits to their customers and Emera's shareholders. Approval of this Application is consistent with the Acquisition Order and existing Commission precedent.\2

                    1.   Summary of Financing Authorization Requested

                    Applicants seek the following Commission authorization:

                    a. Emera requests authorization to issue and sell through the Authorization Period up to $3 billion of securities at any time outstanding (the "Emera External Limit") and to issue guarantees and other forms of credit support in an aggregate amount of $650 million at any time outstanding (the "Emera Guarantee Limit");

                    b. Emera requests authority to enter into hedging transactions, including anticipatory hedges, with respect to its indebtedness to manage and minimize interest rate costs and to lock-in current interest rates;

                    c. Emera requests authorization to finance certain of its nonutility subsidiaries at a mark up to Emera's cost of funds.

                    d. Emera USH and BHEH request authorization to issue and sell securities to Emera, to finance one another through the issuance and acquisition of securities, and to finance BHE by acquiring its securities.

                    e. Emera requests authorization to change the terms of any wholly-owned subsidiary's authorized capital stock;

                    f. Emera's non-utility subsidiaries request authorization to pay dividends out of capital or unearned surplus;

                    g. Emera and its subsidiaries request authorization to acquire the equity securities of one or more special purpose subsidiaries ("Financing Subsidiaries") organized solely to facilitate a financing transaction and to guarantee the securities issued by Financing Subsidiaries.


_________________
/2 See e.g., Pepco Holdings Inc., Holding Co. Act Release No. 27557 (July 31,
2002); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); First Energy Corporation, Holding Co. Act Release No. 27459 (Oct. 29 2001); Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999); and Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998).

                    h. Emera requests that the Commission approve the issuance of up to 5 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans (the "Common Stock Plan Limit");

                    i. BHE requests authorization to issue and sell up to $100 million in short-term debt (the "BHE Limit");

                    j. Emera requests authorization to invest up to $300 million in certain energy-related companies that are doing business in Canada ("Canadian Energy Related Subsidiaries").

                    k. Emera requests authorization to issue and sell securities and guarantees in an aggregate amount of up to $2.0 billion (the "EWG-FUCO Investment Limit"), such amount to be included within the Emera External Limit and Emera Guarantee Limit proposed above, for the purpose of financing the acquisition of EWGs and FUCOs.

                    l. Emera requests authorization to restructure its non-utility interests from time to time, including to establish one or more intermediate subsidiaries organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future non-utility subsidiaries.

                    2.   Parameters for Financing Authorization

          Applicants propose that the following general terms and conditions would apply, where appropriate, to the requested financing authorizations ("Financing Limitations"):\3

                    a.   Effective Cost of Money.

                    The effective cost of money on long-term debt borrowings in accordance with authorizations granted under the Application will not exceed the greater of (a) 500 basis points over the comparable-term U.S. or Canadian treasury securities or (b) a gross spread over U.S. or Canadian treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The effective cost of money on short-term debt



__________________
\3 The Commission has previously authorized financing transactions subject to these same general parameters. See SCANA Corporation, Holding Co. Act Release No. 27649 (Feb. 12, 2003).

                    borrowings in accordance with the authorizations granted in the Application will not exceed the greater of (a) 500 basis points over the comparable-term London Interbank Offered Rate ("LIBOR") or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The dividend rate on any series of preferred stock, preferred securities or equity-linked securities will not exceed the greater of (a) 500 basis points over the yield to maturity of a U.S. or Canadian treasury security having a remaining term equal to the term of that series of preferred stock or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.4

                    b.   Maturity.

                    The maturity of long-term debt will be between one and 100 years after the issuance thereof. Preferred securities and equity-linked securities will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock. Preferred stock issued directly by Emera may be perpetual in duration.
                    Short-term debt will mature within a year.

                    c.   Issuance Expenses.

                    The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.\5


______________________
/4 Substantially similar interest rate provisions have been authorized by the Commission in Energy East Corporation, et al., Holding Co. Act Release No. 27643 (January 28, 2003); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); Ameren Corp. et al., Holding Co. Act Release No. 27655 (February 27, 2003).
/5 See e.g., NiSource, Inc., Holding Co. Act Release No. 27789 (December 30,
2003); SCANA Corp., Holding Co. Act Release No. 27649 (February 12, 2003).

                    d.   Common Equity Ratio.

                    Emera will maintain common stock equity\6 as a percentage of total capitalization,7 as shown in its most recent quarterly consolidated balance sheet, of at least 30% or above.8 In addition, BHE will maintain common stock equity of at least 30% of total capitalization as shown in its most recent quarterly balance sheet.

                    e.   Investment Grade Ratings.

                    Applicants further represent that no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of Emera that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs
                    (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act"). Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this Application at any time that the conditions set forth in clauses
                    (i) through (iii) above are not satisfied. A security issued prior to the registration of Emera under the Act or in accordance with any applicable rule, regulation or order of the Commission under the Act would remain validly issued notwithstanding a change, subsequent to the issuance, in the rating of that security or other securities issued by any company in the Emera Group.


____________________
/6 Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.
/7 Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities.
/8 Emera will in any event be authorized to issue common stock (including pursuant to stock-based plans maintained for shareholders, employees and management) to the extent authorized herein.

                    f.   Authorization Period.

                    No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period.

                    3.   Existing Capital Structure of Emera and BHE

          The capital structure of Emera and BHE on December 31, 2003, is shown in the following table:

  ----------------------- ------------------------------------------ ---------------------------------------
  As at December 31,                        Emera                                     BHE
  2003

  ----------------------- -------------------- --------------------- ------------------- -------------------
                          (US $ millions)      % of Total            (US $ millions)     % of Total
                                               Capitalization                            Capitalization

  ----------------------- -------------------- --------------------- ------------------- -------------------
  Common stockholders'                1,062.9                 39.0%               192.9               52.8%
  equity
  ----------------------- -------------------- --------------------- ------------------- -------------------
  Non-controlling                       201.8                  7.4%                  --                  --
  interest
  ----------------------- -------------------- --------------------- ------------------- -------------------
  Preferred stock                          --                    --                 0.6                0.2%
  ----------------------- -------------------- --------------------- ------------------- -------------------
  Long-term debt
  (including current                  1,358.6                 49.9%               168.0               46.0%
  portion)
  ----------------------- -------------------- --------------------- ------------------- -------------------
  Short-term debt                       100.0                  3.7%                 4.0                1.1%
  ----------------------- -------------------- --------------------- ------------------- -------------------
  Total Capitalization               $2,723.3                100.0%              $365.5              100.0%
  ----------------------- -------------------- --------------------- ------------------- -------------------

          As of December 31, 2003, Emera had 108.26 million common shares issued and outstanding. Emera also has a non-controlling minority interest attributable to preferred shares that are held in Nova Scotia Power Inc. and Bangor Hydro-Electric Company.

          Emera's long-term debt instruments are issued under trust indentures at fixed interest rates, and are unsecured, except for a small amount of privately placed debt that is secured by a letter of credit. Also included in long-term debt are certain bankers acceptances and commercial paper where Emera has the intention and the unencumbered ability to refinance the obligations for a period greater than one year. Emera also has short-term debt outstanding consisting of commercial paper, bankers' acceptances and LIBOR loans issued against lines of credit.

          The debt ratings of Emera, BHE and NSPI are set forth below:

Company/Type of facility                     Moody's         S&P         Fitch
------------------------                     -------         ---         -----
Emera/Long Term Corporate                      N/A          BBB+           -
            Senior Unsecured Debt             Baa2           BBB           -
NSPI/  Long Term Corporate                     N/A          BBB+           -
            Senior Unsecured Debt             Baa1          BBB+           -
            Commercial Paper                P-2(Baa)      A-1(low)         -
BHE - not rated

                    4.   Description of Proposed Financing Program

                    a.   Emera's External Financing

          Emera proposes to issue long-term equity and debt securities aggregating not more than the Emera External Limit at any one time outstanding during the Authorization Period.\9 Such securities could include, but would not necessarily be limited to, common stock, preferred stock equivalent securities, options, warrants, purchase contracts, units (consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities), long- and short-term debt (including commercial paper), subordinated debt, bank borrowings, securities with call or put options, and securities convertible into any of these securities.\10 In addition, Emera also seeks authorization to issue shares of common stock or options to purchase shares under stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit


________________
/9 The value of securities issued by Emera under the authority granted in the Acquisition Order through the date of the order granting this application would not be counted towards the Emera External Limit. To the extent a security issued under the authorization requested herein is retired during the authorization period, an equivalent amount of capacity under the Emera External Limit would be made available for the issuance of additional securities.
/10 Any convertible or equity-linked securities would be convertible into or linked only to securities that Emera is otherwise authorized to issue directly or indirectly through a financing entity on behalf of Emera.

plans up to the Common Stock Plan Limit. Securities issued under the Common Stock Plan Limit would not reduce the capacity to issue securities under the Emera External Limit. Emera may also issue guarantees and enter into interest rate swaps and hedges as described below.

                    b.   Common Stock

          Emera seeks authorization to issue common stock in an aggregate amount outstanding not to exceed the Emera External Limit at any time during the Authorization Period. Specifically, Emera proposes to issue and sell common stock, options, warrants, purchase contracts, units, other stock purchase rights exercisable for common stock and securities with some of the characteristics of Emera common stock. Emera requests authorization, during the Authorization Period, to issue and sell from time to time such securities, either: (1) through underwritten public offerings, (2) in private placements, (3) under its dividend reinvestment, stock-based management incentive and employee benefit plans and such other plans as may hereafter be adopted, (4) in exchange for securities or assets being acquired from other companies, and (5) in connection with redemptions of certain series of NSPI preferred stock.

            Emera may perform common stock financings pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be made by private negotiation with underwriters, dealers or agents as discussed below or through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Underwriters may resell common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Emera also may grant underwriters a "green shoe" option permitting common stock to be offered solely for the purpose of covering over-allotments.

          Emera issues and sells common stock pursuant to its Common Shareholder Dividend Reinvestment Plan and its Employee Common Share Purchase Plan, which provide an opportunity for shareholders and company employees to reinvest dividends and make cash contributions for the purpose of purchasing common shares. Emera also has a stock option plan that grants options to the senior management of Emera and its subsidiary companies for a maximum term of 10 years. The option price for these shares is the market price of the shares on the day prior to the option grant. Emera may also buy back shares of such stock or such options during the Authorization Period.\11 Emera proposes to issue shares pursuant to these plans and such other plans as may hereafter be adopted during the Authorization Period subject to the Common Stock Plan Limit.

          Emera may seek to acquire securities of companies engaged in energy-related businesses as described in Rule 58, Canadian Energy Related Subsidiaries, or other businesses authorized by the Act, the rules thereunder or by Commission order. These acquisitions may involve the exchange of Emera stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions would be individually negotiated. The Emera common stock to be exchanged may be purchased on the open market under Rule 42, or may be original issue. Original issue stock may be registered or qualified under applicable securities laws or unregistered and subject to resale restrictions. Emera does not intend to engage in any transaction where original issue stock is not registered or qualified while a public offering is being made, other than a public offering pursuant to a compensation, dividend or stock purchase plan, or a public offering of debt. Subject to the foregoing, Emera


____________________
/11 Emera proposes, from time to time during the Authorization Period to issue and/or acquire in open market transactions or by some other method that complies with applicable law and Commission interpretations then in effect up to the Common Stock Plan Limit in shares of Emera common stock under Emera's dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans currently existing or that may be adopted in the future. For example, Emera currently maintains the following stock-based benefit plans for employees: 1) Emera Senior Management Stock Option Plan, which currently has
1.3 million treasury shares reserved; 2) Emera Common Share Purchase Plan, which currently has 1.5 million treasury shares reserved; and 3) Emera Dividend Reinvestment Plan.

accordingly seeks authorization to issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any equity securities or assets has been authorized by the Commission or is exempt under the Act or rules under the Act.

          The ability to offer stock as consideration may make a transaction more economical for Emera as well as for the seller of the business. For purposes of calculating compliance with the Emera External Limit, Emera's common stock would be valued at market value based upon the negotiated agreement between the buyer and the seller.

                    c.   Preferred Stock

          Emera may issue preferred stock from time to time during the Authorization Period in accordance with the Financing Limitations and the Emera External Limit. Preferred stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Emera's board of directors.\12 Dividends or distributions on preferred stock or other preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments for specified periods. Preferred stock or other preferred securities may be convertible or exchangeable into shares of Emera common stock or unsecured indebtedness.

                    d.   Long-Term Debt

          Emera proposes to issue long-term debt in accordance with the Financing Limitations and the Emera External Limit. Long-term debt would be unsecured and have the maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms


____________________
/12 Any convertible or equity-linked securities would be convertible into or linked to securities that Emera is otherwise authorized to issue directly or indirectly through a financing entity on behalf of Emera.

and other terms and conditions as Emera may determine at the time of issuance. Any long-term debt: (i) may be convertible into any other authorized securities of Emera;\13 (ii) will have maturities ranging from one to 100 years; (iii) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount; (iv) may be entitled to mandatory or optional sinking-fund provisions; (v) may provide for reset of the coupon pursuant to a remarketing arrangement; (vi) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event; (vii) may be called from existing investors by a third party or (viii) may be entitled to the benefit of financial or other covenants. The request for authorization for Emera to issue long-term debt securities is consistent with authorization that the Commission has granted to other registered holding companies and the Acquisition Order.\14

                    e.   Short-Term Debt

          Emera requests authorization to issue directly, or indirectly through Financing Subsidiaries existing or to be formed under the authorization requested herein, short-term debt including, but not limited to, institutional borrowings, commercial paper and bid notes. The issuance of short-term debt will be in accordance with the Financing Limitations and the Emera External Limit. Proceeds of any short-term debt issuance may be used to refund Emera's outstanding debt securities and to provide financing for general corporate purposes, working capital requirements and the capital expenditures of the Emera Group until long-term financing can be obtained. Short-term debt issued by Emera will be unsecured.


_______________________
/13 See note 12, above.
/14 See Southern Co., Holding Co. Act Release No. 27134 (February 9, 2000); Columbia Energy Group, Holding Co. Act Release No. 27035 (June 8, 1999). A restriction against parent-level debt would be a unreasonable financial burden that is not necessary or appropriate in the public interest or for the protection of investors or consumers because it may interfere with Emera's ability to implement an optimal capital structure for its business. Prior to issuing debt, preferred securities or equity, Emera will evaluate the relevant financial implications of the issuance, including without limit, the cost of capital, and select the security that provides the most efficient capital structure consistent with sound financial practices and the capital markets.

          Emera may sell commercial paper, from time to time, in established domestic Canadian, U.S. or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Emera will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

          Emera also proposes to establish bank lines of credit, directly or indirectly through one or more financing subsidiaries. Loans under these lines will have maturities of less than one year from the date of each borrowing. Alternatively, if the notional maturity of short-term debt is greater than 364 days, the debt security will include put options at appropriate points in time to cause the security to be accounted for as a current liability under US generally accepted accounting principles. Emera may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance. To the extent credit is extended under either commercial paper or short-term debt facilities during the Authorization Period, these amounts would be included within Emera's External Limit and would be subject to the Financing Limitations.

                    f.   Hedges and Interest Rate Risk Management

          Emera requests authorization to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Hedges may also include the issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or agency (e.g., Federal National Mortgage Association) obligations or LIBOR based swap instruments (collectively, "Hedge Instruments").

Emera would employ Hedge Instruments as a means of prudently managing the risk associated with any of its outstanding debt by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any Hedge Instrument exceed that of the underlying debt instrument and related interest rate exposure. Thus, Emera will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such Hedge Instrument will closely correspond to the underlying interest rate indices of Emera's debt to which such Hedge Instrument relates. Off-exchange Hedge Instruments would be entered into only with counterparties whose senior debt ratings are investment grade ("Approved Counterparties").

          In addition, Emera requests authorization to enter into Hedge Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Anticipatory Hedges would only be entered into with Approved Counterparties, and would be used to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments ("Forward Sale"), (ii) the purchase of put options on Hedge Instruments ("Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on Hedge Instruments ( "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

          Hedging Instruments may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Emera will determine the optimal structure of each Hedging Instrument transaction at the time of execution.

          Emera will comply with applicable standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB") or Canadian GAAP. In addition, Emera will endeavor to qualify these financial instruments for hedge accounting treatment under FASB rules. In the event transactions in financial instruments or products are qualified for hedge accounting treatment under Canadian GAAP, but not under US GAAP, Emera's financial statements filed with the Commission will contain a reconciliation of the difference between the two methods of accounting treatment. No gain or loss on a hedging transaction entered into by Emera or its subsidiaries (except BHE and its subsidiaries) will be allocated to BHE or its subsidiaries, regardless of the accounting treatment accorded to the transaction.

          To the extent such securities are not exempt under Rule 52(a), BHE requests authorization to enter into the transactions described above on the same terms applicable to Emera, except that BHE would comply with applicable FASB standards and US GAAP.

                    g.   Guarantees

          Emera and BHE request authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support ("Guarantees") with respect to the obligations of their respective subsidiaries as may be appropriate or necessary to enable such subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed the Emera Guarantee Limit outstanding at any one time (not taking into account obligations exempt under Rule 45) with respect to guarantees issued by Emera and $55 million with respect to guarantees issued by BHE. All debt guaranteed will comply with the Financing Limitations. Included in this amount are Guarantees entered into by Emera that were previously issued in favor of its subsidiaries to the extent that they remain outstanding during the Authorization Period.\15 The limit on Guarantees is separate from the Emera External Limit. As of December 31, 2003, Emera had outstanding Guarantees on behalf of subsidiaries in an aggregate amount of approximately $242.0 million and BHE had outstanding Guarantees in the amount of $27.3 million.

          Guarantees may take the form of, among others, direct guarantees, reimbursement undertakings under letters of credit, "keep well" undertakings, agreements to indemnify, expense reimbursement agreements, and credit support with respect to the obligations of the subsidiary companies as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses. Emera may, for example, provide credit support to Emera Energy Inc. or Emera Energy Services Inc. in connection with energy trading, transportation and physical commodity contracts. BHE may need guarantee authorization to provide credit support for a subsidiary engaged in utility construction activity. Any guarantee that is outstanding at the end of the Authorization Period shall remain in force until it expires or terminates in accordance with its terms.

          Certain Guarantees may be in support of obligations that are not capable of exact quantification. In these cases, Emera and BHE will determine the exposure under a Guarantee for purposes of measuring compliance with their respective guarantee limit by appropriate means, including estimation of exposure based on loss experience or potential payment amounts. Each subsidiary may be charged a fee for any Guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the Guarantee for the period of time the Guarantee remains outstanding.


_______________________
/15 A guarantee of the securities issued by a financing subsidiary would not count against the issuer's guarantee limit but the amount of the guarantee would count against the guarantor's external financing limit.

                    h.   Subsidiary Financing

          Emera seeks authorization to finance the capital requirements of its subsidiaries and to fund their authorized or permitted businesses through the acquisition of the securities of subsidiaries issued under the Act, the Commission's rules, regulations or orders, and within any limits applicable to investments in EWGs, FUCOs, Rule 58 subsidiaries and Canadian Energy Related Subsidiaries.

Market Rate Subsidiaries

          Under the Acquisition Order Emera was granted authorization to lend funds to certain of its nonutility subsidiaries at a mark up to Emera's cost of funds. Emera requests that this authorization be continued for the Authorization Period. The authorization requested would apply to borrowings by all nonutility subsidiaries except BHE, any of BHE's direct or indirect subsidiaries, or NSPI (the "Market Rate Subsidiaries"), and would apply to loans from Emera or NSPI to Market Rate Subsidiaries and to loans between such companies. Emera requests such authority principally to allow it to operate its businesses efficiently under Canadian tax regulations.

          As explained Emera's application in SEC File No. 70-9787, which was granted by the Acquisition Order, the Income Tax Act (Canada) and the Regulations promulgated thereunder (collectively the "ITA") requires borrowed funds to be used for the purpose of earning income before it allows a taxpayer a deduction in calculating taxable income, for the interest expense associated with a borrowing. This restriction flows from the fundamental principle in the ITA that each taxable company is a separate and distinct entity for tax purposes. Consequently, Emera must earn income from on-lending its external borrowings to its subsidiaries or Emera will not be permitted a deduction of the related interest expense in calculating its taxable income under the ITA. Each company must independently demonstrate a business purpose for incurring debt. If Emera would be required to on-lend funds to its Market Rate Subsidiaries at cost, Emera would not be eligible, under the rules for computation of taxable income in the ITA and the rules of administrative practice adopted by Canada's Customs and Revenue Agency ("Revenue Canada"), (the administrative body responsible for the administration of the ITA) for an interest expense deduction on such borrowed funds.

          Because the ITA treats each company as a separate and distinct entity for Canadian income tax purposes, an associated group of Canadian companies also cannot file a consolidated tax return. Therefore, unlike U.S. corporate groups, Canadian groups cannot use losses from affiliated companies to offset income from other companies in the same corporate group. Intercompany loans at market rates may be used where appropriate to adjust taxable income among the group members. The proposed market rate loan authority, therefore, would allow Emera to implement the most economically efficient financial structure given its tax constraints.

          Emera would determine the appropriate market rate for loans from Emera or NSPI to each Market Rate Subsidiary, or between Market Rate Subsidiaries, in much the same manner practiced by an independent bank. Emera would review the nature of each subsidiary's business, evaluate its capital structure, the particular risks to which it is subject, and generally prevailing market conditions. Emera would also evaluate and take into account information from third parties such as banks that would indicate the prevailing market rates for similar businesses. In particular, Emera will obtain information on the range of rates used by one or more banks for loans to similar businesses. Such independent third-party information would serve as an index against which an appropriate market rate could be determined. Emera would provide its analysis supporting its market-based rate determination to the Commission upon request.\16

Financing BHE

          Emera intends to finance BHE's capital needs at the lowest practical cost. BHE will either finance its capital needs through short, medium and long-term borrowings from nonassociated entities or through borrowings from


__________________
/16 Similar market rate financing authorization was granted in E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002).

Emera directly, or indirectly through Emera USH and BHEH.\17 BHE also proposes to borrow funds from NSPI if NSPI has surplus funds and the interest rate on the loan would result in a lower cost of borrowing for BHE. All borrowings by BHE from an associate company would be at the lower of Emera's effective cost of capital, NSPI's effective cost of capital (if NSPI is the lender) or BHE's effective cost of capital incurred in a direct borrowing at that time from nonassociates for a comparable term loan.\18 In addition, borrowings by BHE from an associate company would be unsecured, i.e., not backed by the pledge of specific BHE assets as collateral.

          The MPUC exercises jurisdiction over the securities issued by BHE with maturities of one year or longer. BHE requests Commission authorization to issue and sell securities with maturities of less than one year. Such short-term debt issued and outstanding at any time during the Authorization Period will not exceed the BHE Limit.

Financing Emera USH and BHEH

          Emera USH requests authorization to issue and sell securities to Emera and NSPI and to acquire securities from BHEH and BHE. BHEH requests authorization to issue and sell securities to Emera, NSPI and Emera USH and to acquire securities from BHE. Each of Emera USH and BHEH also seeks authority to issue guarantees and other forms of credit support for the benefit of their direct and indirect subsidiaries. Emera USH and BHEH would not borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect subsidiary companies.

          Each of Emera USH and BHEH is intended to function as a financial conduit to facilitate Emera's U.S. investments. As authorized by the Acquisition Order, for reasons of economic efficiency, the terms and conditions of any


________________
/17 BHE's nonutility subsidiaries will finance their capital needs through the issuance of securities under Rule 52(b).
/18 Emera will report to the Commission in its Rule 24 certificates filed hereunder the lender, principal amount, term and interest rate applicable to any loans between an associate company and BHE. The report will also explain how the interest rate was determined, including whether benchmarking or other methods were used to establish the interest rate charged to BHE in connection with the loan.

securities issued by Emera USH and BHEH to an associate company will be on an arm's length basis. The financing proposed herein would be used to fund the capital requirements of BHE and its subsidiaries and any exempt or subsequently authorized activity that is hereafter acquired. Such financing would not be used by Emera USH or BHEH to carry on business or investment activities, other than as described herein.

                    i.   Changes in Capital Stock of Wholly-Owned Subsidiaries

          Applicants request authority to change the terms of any wholly-owned subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Emera or other intermediate parent company. The portion of an individual subsidiary's aggregate financing to be effected through the sale of stock to Emera or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or an order issued in this file is unknown at this time. The proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such subsidiary. In addition, the subsidiary may choose to use capital stock with no par value. The relief requested herein would provide necessary financing flexibility.

          The requested authorization is limited to Emera's wholly-owned subsidiaries and will not affect the aggregate limits or other conditions contained herein. A subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by BHE or any other public utility company would be subject to and would only be taken upon the receipt of any necessary approvals by the MPUC or other public utility commission with jurisdiction over the transaction. As noted previously, BHE will maintain, during the Authorization Period, a common equity capitalization of at least 30%.\19



_____________________
/19 See New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1,
1997); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999).

                    j.   Payment of Dividends Out of Capital or Unearned Surplus

          Upon the acquisition of BHE by Emera, the retained earnings of BHE were eliminated. The goodwill resulting from the transaction was pushed down to BHE and reflected as additional paid-in-capital in its financial statements. The effect of these accounting adjustments was to leave BHE without retained earnings, the traditional source of dividend payment, but, nevertheless, a strong balance sheet showing a significant equity level. Accordingly, the Acquisition Order permitted BHE to pay dividends and or to repurchase or redeem its common stock held by its associate company parent after the acquisition out of its additional paid-in-capital up to the amount of BHE's pre-acquisition retained earnings plus any amortization or write-down of goodwill charged against post-acquisition earnings. The Acquisition Order provided, however, that in no event would dividends paid or share repurchases and redemptions cause BHE's common equity capitalization to fall below 30% of total capitalization. BHE will continue to rely on the Acquisition Order for the dividend authorization summarized above.

          Applicants now request authorization for the nonutility companies in the Emera Group, excluding NSPI, to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus to the extent permitted under applicable corporate law and state or national law applicable in the jurisdiction where each company is organized, and any applicable financing covenants.\20 In addition, each of such nonutility companies will not declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.

          Emera anticipates that there will be situations in which a nonutility subsidiary will have unrestricted cash available for distribution in excess of such company's current and retained earnings. In such situations, the


____________________
\20 See FirstEnergy Corp., Holding Co. Act Release No. 35-27459 (Oct. 29, 2001).

declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. The sale of an asset, for example, may provide cash in excess of the selling company's retained earnings. In addition, distributions out of capital may be necessary in connection with winding down a subsidiary. Further, there may be periods during which unrestricted cash available for distribution by a nonutility subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income. Finally, even under circumstances in which a nonutility subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.\21 In all these circumstances the payment of dividends out of capital or unearned surplus is appropriate.

                    k.   Financing Subsidiaries

          The Emera Group companies (except NSPI) seek authorization to organize new corporations, trusts, partnerships or other entities that will facilitate financings by issuing short-term debt, long-term debt, income preferred securities, equity securities or other securities to third parties and


_____________________
\21 The Commission has previously approved the payment of dividends out of capital or unearned surplus by registered holding companies when the payment would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets would be sufficient to meet any anticipated expenses or liabilities. See Entergy Corp., Holding Co. Act Release No. 26534 (June 18,
1996); Northeast Utilities, Holding Co. Act Release No. 27529 (May 16, 2002); Excel Energy, Holding Co. Act Release No. 27597 (November 7, 2002). Because the purpose of Rule 46 is to protect utility operating companies, and not diversified non-utility enterprises, the Commission has extended blanket authority for non-utility energy companies to pay dividends from unearned surplus. Energy East Corp., Holding Co. Act Release No. 27228 (September 12,
2001); Exelon Corp., Holding Co. Act Release No. 27266 (November 2, 2000); The Southern Co., Holding Co. Act Release No. 26543 (July 17, 1996). See also Eastern Utilities Associates, Holding Co. Act Release No. 25330 (July 13, 1991) (finding that the legislative history of Section 12 demonstrates that it was intended to protect utility operating companies); S. Rep. No. 621, 74th Cong., 1st Sess. 3434 (1935) and Summary Report of the FTC to the U.S. Senate Pursuant to S.R. No. 83, 70th Cong., 1st Sess. Doc. 92, Vol. 73-A, pp. 61-62.)

transferring the proceeds of these financings to Emera or such entity's respective parent company.\22 To the extent not exempt under Rule 52, the Financing Subsidiaries also request authorization to issue such securities to third parties. In connection with this method of financing, Emera and the subsidiaries may: (i) issue debentures or other evidences of unsecured indebtedness to a Financing Subsidiary in return for the proceeds of the financing; (ii) acquire voting interests or equity securities issued by the Financing Subsidiary to establish ownership of the Financing Subsidiary (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from one to three percent of the capitalization of the Financing Subsidiary), and; (iii) guarantee a Financing Subsidiary's obligations in connection with a financing transaction. Any amounts issued by a Financing Subsidiary to a third party under this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such Financing Subsidiary. However, the underlying intra-system mirror debt and parent guarantee shall not be so included.

          Applicants also request authorization to enter into support or expense agreements ("Expense Agreement") with Financing Subsidiaries to provide services to and pay the expenses of any such entity. In cases where it is necessary or desirable to ensure legal separation for purposes of isolating a Financing Subsidiary from its parent or another subsidiary for bankruptcy purposes, the ratings agencies require that any Expense Agreement whereby the parent or subsidiary provides services related to the financing to the Financing Subsidiary be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent or subsidiary in the event of the bankruptcy of the parent or subsidiary without interruption or an increase of fees. Therefore Applicants seek approval under Section 13(b) of the Act and rules 87 and 90 to provide the services described in this paragraph at a charge not to exceed a market price


_____________________
\22 Financing Entities would not issue securities that would be convertible into equity securities of a utility subsidiary.

but only for so long as such Expense Agreement established by the Financing Subsidiary is in place. The authorization sought herein with respect to Financing Subsidiaries is substantially the same as that granted in New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Holding Co. Act Release No. 26833 (Feb. 26, 1998) and Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999).

          D. Intermediate Subsidiaries and Nonutility Reorganizations

          The Acquisition Order authorized the applicants to restructure Emera's nonutility holdings from time to time as may be necessary or appropriate to further the Emera Group's authorized nonutility activities. Applicants request the continuation of such authorization. In particular, Emera requests authorization to acquire, directly or indirectly, the equity securities of one or more entities ("Intermediate Subsidiaries") which would be organized exclusively for the purpose of acquiring, holding and/or financing the securities of one or more existing or future EWGs, FUCOs, Rule 58 Subsidiaries, ETCs, Canadian Energy Related Subsidiaries or other non-exempt nonutility subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in administrative activities ("Administrative Activities") and development activities ("Development Activities"), as such terms are defined below, relating to such subsidiaries.

          Administrative Activities include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Emera's investments in nonutility subsidiaries. Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Intermediate Subsidiaries also may provide management, administrative, project development, and operating services to such entities.

          An Intermediate Subsidiary may be organized, among other things, (1) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Subsidiary, ETC, Canadian Energy Related Subsidiary or other authorized nonutility business; (2) after the award of such a bid proposal, to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company to, among other things, effect an adjustment in the respective ownership interests in such business held by Emera and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning to limit Emera's exposure to Canadian, U.S. and foreign taxes; (7) to further insulate Emera and its utility subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

          Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from: (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by Emera from the Commission; and (3) other available cash resources, including proceeds of securities sales by nonutility subsidiaries pursuant to Rule 52.

          Emera requests authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in nonutility subsidiaries, and the activities and functions related to such investments. To effect any such consolidation or other reorganization, Emera may wish to merge or contribute the equity securities of one nonutility subsidiary to another nonutility subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a nonutility subsidiary to sell) the equity securities or all or part of the assets of one nonutility subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or rules thereunder, Emera hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries Emera's ownership interests in existing and future nonutility subsidiaries.\23 Such transactions may take the form of a nonutility subsidiary selling, contributing or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to an Intermediate Subsidiary or to another nonutility subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing nonutility subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable laws and accounting requirements.\24

          The requested authorization would enable the Emera Group to consolidate similar businesses and to participate effectively in authorized


_______________________
/23 Applicants will seek such authorization under Section 12(e) of the Act and the rules thereunder as may be required in connection with the solicitation of any proxy, power of attorney, consent, or authorization regarding any security of a subsidiary which terms may be changed under the authorization granted according to this provision.
/24 Applicants would seek authorization under the Act for the sale or transfer of a nonutility subsidiary held by a FUCO to another company in the Emera Group, unless the associate company's acquisition of the nonutility subsidiary being sold or transferred by the FUCO would otherwise be exempt under the Act, under rule 58, or under an applicable prior Commission order.

nonutility activities, without the need to apply for or receive additional Commission approval. Such restructurings would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. Any new entity formed under the authority requested herein may be a corporation, partnership, limited liability company or other entity in which Emera, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. These entities would engage only in businesses to the extent the Emera Group is authorized, whether by statute, rule, regulation or order, to engage in those businesses. Emera does not seek authorization to acquire an interest in any nonassociate company as part of the authority requested in this application and states that the reorganization will not result in the entry by the Emera Group into a new, unauthorized line of business.\25

          Emera requests authorization to make expenditures on Development and Administrative Activities, as defined above, in an aggregate amount of up to $150 million. Emera proposes a "revolving fund" concept for permitted expenditures on such activities. Thus, to the extent a nonutility subsidiary in respect of which expenditures for Development or Administrative Activities were made subsequently becomes an EWG, FUCO or qualifies as an "energy-related company" under Rule 58, the amount so expended will cease to be considered an



________________
/25 The Commission has authorized other registered holding companies to carry out future reorganizations of their non-utility businesses without further approval. See Columbia Energy Group, Inc., Holding Co. Act Release No. 27099 (Nov. 5, 1999); Exelon Corporation, Holding Co. Act Release No. 27545 (June 27,
2002); Energy East, Inc., Holding Co. Act Release No. 27228 (Dec. 12, 2000); PowerGen, plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000); NiSource, Inc., Holding Co. Act Release No. 27265 (Nov. 1, 2000); Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999).

expenditure for Development and Administrative Activities, but will instead be considered as part of the "aggregate investment" in such entity pursuant to Rule 53 or 58, as applicable.\26

          E. Canadian Energy Related Subsidiaries

          The Acquisition Order authorized Emera to invest in various businesses located in Canada that are energy related and retainable nonutility businesses under Section 11 of the Act. In particular, the Acquisition Order authorized Emera to invest up to $300 million to organize or acquire companies engaged in the nonutility businesses in which Emera was then engaged and in certain other nonutility energy related businesses specifically described below without obtaining additional Commission authorization under the Act for each individual acquisition. Such businesses would derive substantially all their revenues from Canada or the U.S., or derive revenues from both countries.\27 Emera requests a continuation of this authorization.

          The specific nonutility businesses in which Emera proposes to invest include, in addition to its current nonutility businesses:

          o energy management services and other energy conservation related businesses,

          o    the maintenance and monitoring of utility equipment,

          o the provision of utility related or derived software and services,

          o engineering, consulting and technical services, operations and maintenance services,

          o brokering and marketing electricity and other energy commodities and providing services such as fuel management, storage and procurement,


_____________________
/26 A revolving fund of permitted expenditures on Development Activities has been authorized by the Commission in prior cases. See e.g., Exelon Corp., Holding Co. Act Release No. 27545 (June 27, 2002).
/27 Emera's investments prior to its registration under the Act in such nonutility subsidiaries would be excluded from the investment limit.

          o oil and gas exploration, development, production, gathering, transportation, storage, processing and marketing activities, and related or incidental activities.\28

          F. EWG and FUCO Investments

          Emera seeks authorization to issue and sell securities for the purpose of funding investments in EWGs and FUCOs in an aggregate amount not to exceed the EWG-FUCO Investment Limit. Under Rule 53, in determining whether to approve the issue or sale of a security by Emera to finance an EWG or FUCO investment, the Commission must consider the circumstances surrounding the proposed issuance. In particular, in connection with the financing of the acquisition of an EWG, or the guarantee of a security of an EWG by Emera, the Commission may not find that the securities issuance is not reasonably adapted to the earning power of Emera or to the security structure of Emera or companies in the Emera Group, or that the circumstances are such that a guarantee by Emera of the security of an EWG would create an improper risk for Emera, if the conditions of Rule 53(a) are met and none of the provisions of Rule 53(b) are applicable.

          Emera does not satisfy the conditions of Rule 53(a) because its FUCO investment exceeds 50% of its consolidated retained earnings. As of December 31, 2003, Emera had consolidated retained earnings of $235.5 million and an investment of $642.7 million in NSPI. Consequently, the additional authorization requested and Emera's current investment in EWGs and FUCOs could result in an aggregate investment of approximately $2.64 billion. Because the conditions of


________________
/28 To keep the Commission informed about Emera's investments in such companies, the Acquisition Order required Emera to provide to the Commission quarterly, in a certificate under Rule 24, the information required by Form U-9C-3 with regard to companies acquired under this authorization. Emera commits that it will not attempt to seek higher rates for customers of BHE or its utility subsidiaries to compensate for any possible losses or inadequate returns from the activities of its Canadian nonutility subsidiaries.

Rule 53(a) are not satisfied, Emera must demonstrate that the proposed issuance of securities is consistent with the standards of Rule 53(c).\29

          The proposed issuance and sale of securities meets the standards of Rule 53(c) and should be authorized. The securities issuance will not have a substantial adverse impact upon the financial integrity of the registered holding company system and it will not have an adverse impact on any utility subsidiary of Emera or on the ability of the MPUC to protect the customers of such subsidiaries. The general financing commitments proposed in this Application assure that Emera will remain financially sound, in particular the 30% minimum capitalization standard and the investment grade debt rating standard assure that any securities issued for purposes of financing an EWG or FUCO investment would be consistent with an appropriate capital structure. In addition, BHE has also committed to maintain a minimum 30% equity capitalization ratio. Further, the MPUC has full authority to monitor BHE and its relationship with Emera and to take corrective action should it find that the affiliation has an adverse impact on BHE or its customers.

          To demonstrate that the proposed EWG-FUCO Investment Limit will not have an adverse impact on the financial integrity of the Emera registered holding company system and its utility subsidiaries, Emera describes below its investment review process and discusses various financial indicators that demonstrate Emera's financial strength.

The Investment Review Process

          Emera practices a disciplined investment review process to assure that it identifies and minimizes or appropriately mitigates the risks associated with


_____________________
/29 Emera also does not meet the GAAP books and records requirement in Rule 53(a) but, as discussed infra, it will comply with the other provisions of Rule 53(a), in particular, the reporting requirements, and the limitation on the use of public utility subsidiary employees in the provision of services to EWGs and FUCOs. In accordance with Rule 53(a)(4), Emera will provide a copy of this Application to the MPUC.

EWG and FUCO activities.\30 Before any project investment would be made, the project would be analyzed in detail, including potential exposure to: (1) operational risks,\31 (2) construction risks,\32 (3) commercial risks,\33 (4) financial risks,\34 (5) foreign currency exchange risks,\35 (6) legal and regulatory risks\36 and (7) country and political risks.\37 The review process would be conducted both at the subsidiary level where the project would be developed and at the Emera level. All projects must be consistent with Emera's broader strategic goals and consistent with Emera's skills and expertise. Individual project plans would be created to evaluate the project "fit" and the potential hurdles or obstacles to success as well as the opportunities presented. All projects must be justified on business, technical and economic grounds. In addition, projects under development are subject to budget review to monitor the expenditure of development funds.\38

          Once past the initial review stages the project will be subject to additional review by senior Emera management. If the project passes this review,


_______________
/30 Because many projects will also be debt financed, in some cases on a non-recourse basis, lenders that provide project finance also play a role in critically appraising the financial soundness of a project and its risk profile. /31 Emera focuses on projects where it is familiar with the technological and operational issues that may arise. Emera uses its engineers and outside technical consultants when necessary to evaluate the equipment and the performance thereof involved in a project.
/32 Contracts to build facilities may contain fixed-price terms, performance milestones, and guarantees backed by liquidated damages provisions to assure timely and proper construction.
/33 The credit quality of partners, suppliers, purchasers and other parties may be evaluated to assure that they perform under project-related agreements. The markets in the relevant region are studied to confirm the ability of the project to perform profitably in that market.
/34 Non-recourse financing and appropriate debt levels are selected to match the project capital structure to the project characteristics. For example, a merchant generating plant with a long-term off-take contract may have a debt capitalization in the 70-80% range while a regulated utility acquisition may have less debt as a proportion of total capitalization. Interest rate variability may be addressed through long-term borrowings or interest rate hedges.
/35 Borrowings may be made in the same currency as the project revenues to match the debt service obligation with the income stream. Revenues could also be indexed to a hard currency to minimize currency risks.
/36 Regulatory, permitting, environmental, contracting and other risks are identified by counsel with appropriate expertise in the relevant project and jurisdiction.
/37 Political risks may be addressed through insurance obtained from the Overseas Private Investment Corporation, the Multilateral Investment Guaranty Agency or in the commercial insurance market. The participation of local partners in a project can also help to mitigate political risks.
/38 See e.g., American Electric Power Co., Holding Co. Act Release No. 26864 (April 27, 1998) (discussing a similar project review procedure for EWG and FUCO investments).

briefing materials for the Emera board of directors will be prepared outlining the key risks and opportunities, as well as the strategic rationale for the proposed investment. The board's review serves as an additional check on the internal evaluation process.

          Once a project is selected for investment, management sets clear performance expectations to assure that expenditures for development produce acceptable results. Measures to mitigate risks to which the project may be subject are further evaluated and implemented. The risk mitigation exercise would also include structuring any project financing so that it does not adversely impact the customers of any public utility companies owned by Emera, including BHE.

Indicators of Emera's Financial Strength

          In accordance with Rule 53(c) under the Act, to obtain Commission authorization for EWG and FUCO investments that exceed 50% of the registered holding company's consolidated retained earnings or otherwise fail to qualify for safe harbor treatment under Rule 53(a) the registered holding company must demonstrate that the proposed investments:

         (i) Will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

         (ii) Will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect the subsidiary or its customers.

          The Commission has found compliance with Rule 53(c) in several ways. In The National Grid Group plc\39 the Commission focused on several indicators of the overall financial health of the National Grid system and a relied on a demonstration of the financial soundness of National Grid's principal FUCO asset. The Commission's analysis in National Grid focused on National Grid's credit rating, the contribution of the FUCO's operations to National Grid's overall earnings and the fact that none of the conditions in Rule 53(b) existed.


_____________________
/39 The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000).

In addition, the Commission noted the reduced risk of the foreign investment to U.S. ratepayers as demonstrated by commitments by the registered holding company to satisfy the various conditions in its financing application.\40
In particular, those conditions were:

               a. That the U.S. utility subsidiaries would be insulated from the direct effects of EWG and FUCO investments because none of the utility subsidiaries would extend its credit or pledge its assets to any EWG or FUCO in which National Grid held an interest. In addition, National Grid committed not to seek recovery in retail rates for any failed investment in, or inadequate returns from, an EWG or FUCO investment;

               b. The credit ratings of National Grid's principal U.S. utility subsidiaries were rated investment grade;

               c. The utility subsidiaries had in place financing facilities that adequately supported their operations;

               d. That National Grid has complied with and will continue to comply with Rules 53(a)(3) (regarding the use of utility company employees to provide services to EWGs or FUCOs) and 53(a)(4) (regarding the submission of certain forms and reports to State commissions); and

               e. That National Grid would provide the information required by Form 20-F to permit the Commission to monitor the effect of National Grid's FUCO investments on National Grid's financial condition.

             Emera's long-term debt is rated investment grade, BBB+, by Standard & Poor's. Emera's capital structure as of December 31, 2003 also included 39.0% equity, 7.4% non-controlling interest and 53.6% debt. NSPI has contributed significantly to Emera's overall earnings. The table below compares the net income of Emera and NSPI over the last 3 years.


__________________
/40 Id. at 62-64.

                  Emera                NSPI            NSPI as % of Emera
                ($CDN mm)           ($CDN mm)
As of      2003   2002   2001   2003   2002    2001    2003    2002    2001
Dec. 31
Net       129.2   83.6   114.2  112.1  86.1    105.1   86.8%   103.0%  92.0%
Income

          The table illustrates NSPI's history of stable earnings and its substantial role in the financial performance of the Emera Group. Further, none of the conditions in Rule 53(b) exist. Neither Emera nor any of its subsidiaries with assets having a book value exceeding an amount equal to 10% or more of Emera's consolidated retained earnings, has been the subject of a bankruptcy or similar proceeding. The average consolidated retained earnings for the four most recent quarterly periods has not decreased by 10% from the average for the previous four quarterly periods. And lastly, in the previous fiscal year, Emera has not reported operating losses, exceeding 5% of Emera's consolidated retained earnings, attributable to its direct or indirect investments in EWGs and FUCOs.

          Furthermore, Emera will abide by certain commitments regarding the maintenance of financial soundness that would restrict the issuance of securities for the purpose of financing EWG or FUCO investments in the event that Emera's financial condition begins to deteriorate. In particular, as discussed in Item 1.C.2.e above, Emera commits that all rated debt issued by Emera to unaffiliated parties under the authority requested in this Application will, when issued, be rated investment grade by at least one nationally recognized statistical rating organization. Emera also commits that it, on a consolidated basis, and BHE, individually, will maintain common stock equity as a percentage of total capitalization of at least 30%. Emera further commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, an EWG or FUCO investment. In addition, neither BHE nor its subsidiaries will extend their credit or pledge assets to any EWG or FUCO in which Emera owns an interest.

          Notably, BHE has adequate financial facilities in place and cash resources available to support its operations. BHE will accrue substantial amounts of cash in excess of its financing needs for the next several years. MPUC has also certified that it has adequate authority to protect BHE's ratepayers from any adverse effects that may be associated with Emera's ownership of BHE.

          With regard to compliance with Rules 53(a)(3) and 53(a)(4), Emera commits to abide by those provisions. Emera will restrict the number of BHE employees that it uses in connection with its EWG and FUCO activities. Emera also will provide a copy of the Form U-1 Application in this matter to the MPUC.

          Lastly, the Commission will be able to monitor the effect of Emera's EWG and FUCO investments on its overall financial condition through the comprehensive financial reporting provided to the Commission. Emera will provide NSPI's financial statements and those of any subsequently acquired EWG or FUCO to the Commission semiannually.

          The above facts demonstrate that NSPI is a source of financial strength to the Emera Group and testify to the Emera management's capable guidance of NSPI over the years. Any future acquired EWG or FUCO would be operated with similar regard for prudent financial practices.

          The market data provided below demonstrates that the securities markets share the view that Emera is financially sound.


-------------------------------- --------------------------------------------------------------------
                                                    Emera's Market to Book Value

-------------------------------- --------------------------------------------------------------------
At:                               December 31, 2003       December 31, 2002      December 31, 2001
-------------------------------- --------------------- ------------------------ ---------------------
                                        $CDN mm                $CDN mm                $CDN mm
-------------------------------- --------------------- ------------------------ ---------------------
Market value of equity                        1,932.4                  1,730.2               1,629.7
-------------------------------- --------------------- ------------------------ ---------------------
Book value of equity                          1,312.6                  1,332.0               1,181.4
-------------------------------- --------------------- ------------------------ ---------------------
Ratio of market to book value                    1.47                     1.30                  1.38
(times)

-------------------------------- --------------------------------------------------------------------
                                                    Emera's Price/Earnings Ratio

-------------------------------- --------------------------------------------------------------------
At:                               December 31, 2003       December 31, 2002      December 31, 2001
-------------------------------- --------------------- ------------------------ ---------------------
                                         $CDN                   $CDN                    $CDN
-------------------------------- --------------------- ------------------------ ---------------------
Basic earnings per share                         1.20                     0.85                  1.20
-------------------------------- --------------------- ------------------------ ---------------------
Ratio of price to earnings                      14.88                    18.88                 13.86
-------------------------------- --------------------- ------------------------ ---------------------

          Based on all these factors, the Commission should conclude that the standards of Rule 53(c) are satisfied and should, accordingly, grant the requested EWG/FUCO investment authorization.

          G. Reporting

          The Acquisition Order granted applicants an exemption from Rule 26(a)(1) under the Act, regarding the maintenance of financial statements in conformance with Regulation S-X. The exemption applied only to Emera and its subsidiaries that are organized outside the U.S. Any exempted company would maintain its financial statements in accordance with Canadian GAAP and reconcile such statements to U.S. GAAP in the same manner as required by Form 20-F when such statements are provided to the Commission in Emera's filings on Form U5S and in the Rule 24 certificates proposed below. Applicants request a continued exemption from Rule 26(a)(1).

            Emera proposes to file certificates under Rule 24 on a semi-annual basis within 60 days of the end of Emera's fiscal year and fiscal second quarter. In addition, annually upon issuance, Emera will provide the Commission staff with a copy of its annual report to shareholders and the annual audited consolidated financial statements of BHE in U.S. GAAP with notes. The Rule 24 certificates will contain the following information:

               a. If sales of common stock by Emera are reported, the purchase price per share and the market price per share at the date of the agreement of sale, and the aggregate amount of common stock issued during the Authorization Period;

               b. The total number of shares of Emera common stock issued or issuable pursuant to options granted during the reporting period under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted, and the total number of shares of Emera common stock issued or issuable pursuant to options outstanding during the Authorization Period;

               c. If Emera common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

               d. If a guarantee is issued during the reporting period, the name of the guarantor, the name of the beneficiary of the guarantee, the amount, terms and purpose of the guarantee, and the total amount of guarantees issued and outstanding during the Authorization Period;

               e. The amount and terms of any financings consummated by any subsidiary utility company that are not exempt under Rule 52, and the total amount of short-term financings issued and currently outstanding during the Authorization Period. In addition, Emera will report to the Commission the lender, principal amount, term and interest rate applicable to any loans between an associate company and BHE. The report will also explain how the interest rate was determined, including the benchmarking method used to establish the interest rate charged to BHE in connection with the loan;

               f. If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, Applicants will provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

               g. If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R;

               h. A list of Form U-6B-2 filings with the Commission during the reporting period, including the name of the filing entity and the date of filing;

               i. A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structure of Emera on a consolidated basis, and each public utility subsidiary;

               j. A retained earnings analysis of Emera on a consolidated basis and for each public utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the reporting period;

               k. A list of securities issued by the Intermediate Holding Companies during the reporting period, including the principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified;

               l. Emera's aggregate investment, as defined under Rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of Emera's consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period;

               m. The information required by Form U-9C-3 with regard to companies acquired under the authorization provided in Item 1.H, above.

          Emera will also provide the following supplemental information in its annual Form U5S filing:

               a. The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by Emera USH (a) as a result of any Merger-related debt; and (b) as a result of any other income source or expense;

               b. A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of Emera USH's interest costs and any assumptions used in the calculations;

               c. A description of how any Merger-related debt flows through all Intermediate Holding Companies (i.e., Emera USH and
                    BHEH);

               d. A description of the amount and character of any payments made by each Intermediate Holding Company to any other Emera system company during the reporting period; and

               e. A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit to the Form U5S.

Item 2. Fees, Commissions And Expenses.

          The fees, commissions and expenses to be paid or incurred by Emera directly or indirectly in connection with this application are estimated to be approximately $25,000. Fees, commissions and expenses paid in connection with the transactions for which authorization is requested herein will be consistent with the terms set forth in the Financing Limitations.

Item 3. Applicable Statutory Provisions.

          A.   Applicable Provisions

          The proposed financing transactions are subject to Sections 6, 7, 9, 10, 12 and 13 of the Act Rules 43, 45, 46, 53, 87 and 90 thereunder are considered applicable to the proposed transactions.

          B.   Legal Analysis

          The financing authorizations requested in the Application are substantially similar to financing authorizations granted to other registered holding company systems. See National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000); NiSource, Inc., Holding Co. Act Release No. 27265 (November 1, 2000); Exelon Corp., Holding Co. Act Release No. 27266 (November 2,
2000). Emera proposes to abide by the same basic parameters applied to the financing authorizations previously authorized by the Commission, in particular, the minimum 30% common equity standard and the investment grade credit standard. For these reasons, the Commission should find the proposed financing transactions to be in accordance with the Act and generally in the interest of investors, consumers and the public interest.

Item 4. Regulatory Approvals.

          No state commission and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

Item 5. Procedure.

          The Commission is respectfully requested to issue and publish not later than May 14, 2004 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than June 7, 2004 by which comments may be entered. The Commission is requested to issue its order granting and permitting this Application to become effective not later than June 15, 2004.

          A recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed financing transactions. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits And Financial Statements.

Exhibits
--------

A    Applicant subsidiary companies of Emera and BHE.

F    Opinion of counsel of Emera.

G    Past tense opinion of counsel (to be filed by amendment).

H    Proposed form of notice.

Financial Statements
--------------------

FS-1 Balance sheet and income statement of Emera consolidated for the year ended December 31, 2003 (incorporated by reference to Exhibit A of Emera's certificate under Rule 24, filed on Form 35-Cert, SEC File No. 70-9787 (Feb. 27, 2004)).

FS-2 Balance sheet and income statement of BHE consolidated for the year ended December 31, 2003 (incorporated by reference to Exhibit B of Emera's certificate under Rule 24, filed on Form 35-Cert, SEC File No. 70-9787 (Feb. 27, 2004)).

Item 7. Information As To Environmental Effects.

          The proposed transactions neither involve a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this Application which is pertinent to the instant Application.

------------------------------ ------------------------------------------------
Date:  May 11, 2004            Emera Incorporated

                               By:    /s/ Richard J. Smith
                                      --------------------
                               Name:  Richard J. Smith
                               Title: Corporate Secretary and General Counsel

------------------------------ ------------------------------------------------
Date:  May 11, 2004            Emera US Holdings Inc.
                               BHE Holdings Inc.

                               By:    /s/ A. Michael Burnell
                                      ----------------------
                               Name:  A. Michael Burnell
                               Title: Director, President and Secretary
------------------------------ ------------------------------------------------
------------------------------ ------------------------------------------------
Date:  May 11, 2004            Bangor Hydro-Electric Company
                               Bangor Var Co. Inc.
                               Bangor Energy Resale Inc.
                               CareTaker, Inc.
                               Bangor Fiber Co. Inc.
                               Bangor Line Co.
                               The Pleasant River Gulf Improvement Co.
                               The Sebois Dam Co.
                               East Branch Improvement Co.
                               Godfrey's Falls Dam Co.
                               The Sawtelle Brook & Dam Improvement Co.

                               By:    /s/ Richard J. Smith
                                      --------------------
                               Name:  Richard J. Smith
                               Title: Corporate Secretary
------------------------------ ------------------------------------------------

------------------------------ ------------------------------------------------
------------------------------ ------------------------------------------------
Date:  May 11, 2004            NS Power Services Ltd.
                               NSP Trigen Inc.
                               Emera Fuels Inc.
                               Strait Energy Inc.
                               Emera Utility Services Inc.
                               Cablecom Ltd.
                               Fibretek Inc.
                               Utilismart Corp.
                               NSP Pipeline Management Ltd.
                               NSP Pipeline Inc.
                               NSP US Holdings Inc.
                               NSP Investments Inc.
                               Scotia Holdings Inc.
                               Nova Power Holdings Inc.
                               Scotia Power U.S. Ltd.
                               1447585 Ontario Ltd.
                               Ontario 8 Group Financing LLC
                               Emera Energy Inc.
                               Emera Energy U.S. Subsidiary No. 1, Inc.
                               Emera Energy U.S. Subsidiary No. 2, Inc.
                               Emera Energy Services Inc.
                               3065381 Nova Scotia Company
                               3065383 Nova Scotia Company
                               3065384 Nova Scotia Company
                               3065385 Nova Scotia Company
                               Emera Investments LLC


                               By:    /s/  Richard J. Smith
                                      ---------------------
                               Name:  Richard J. Smith
                               Title: Corporate Secretary and General Counsel

------------------------------ ------------------------------------------------

                                  Exhibit Index

Exhibits
--------

A    Applicant subsidiary companies of Emera and BHE.

F    Opinion of counsel of Emera.

H    Proposed form of notice.